Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Listing Qualifications

March 28, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 14, 2019, The Nasdaq Stock Market (the "Exchange") received from Puyi, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American depositary shares, each two representing three ordinary shares

Ordinary shares, par value $0.001 per share[1]

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

[signature]

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[1] Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Market. The American depositary shares represent ordinary shares and are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6. Accordingly, the American depositary shares are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.